New Gold Inc.

(An Exploration Stage Company)

Management’s Discussion and Analysis

September 30, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION

AT SEPTEMBER 30, 2006

This Management Discussion and Analysis (“MD&A”) is intended to supplement the Company’s unaudited interim financial statements and notes thereto for the period ended September 30, 2006 (the “Statements”) and compares the financial results of the three and nine month periods ended September 30, 2006 with those of the comparative restated periods in 2005. The reader is encouraged to review the Statements in conjunction with this document and the restated audited financial statements and restated MD&A of the Company for the year ended December 31, 2005. This report is dated November 9, 2006 and the Company’s public filings, including its most recent Annual Information Form, can be viewed on the SEDAR website (www.sedar.com).

The Company prepares and files its financial statements and MD&A in Canadian (“CDN”) dollars and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Note 17 to the restated annual audited financial statements for the year ended December 31, 2005 describes the difference between GAAP and United States Generally Accepted Accounting Principles (“USGAAP”) and reconciles certain items contained in those audited financial statements. All amounts presented in this MD&A are in Canadian dollars unless otherwise indicated.

AMENDMENTS AND RESTATEMENTS

During 2006 the Company undertook a review of its previously-issued financial statements for: the accounting treatment for the recognition of future income taxes related to flow-through share offerings, the valuation method used for assigning value for share payments, stock-based compensation costs related to project personnel and the calculation of the weighted average number of shares. Management thereafter determined that the following amendments should be reflected in these restated financial statements:

a)

The Company has adopted the recommendations of EIC146 of the Emerging Issues Committee of the CICA with respect to its accounting for all flow-through share renunciations. Previously the Company had recognized the future income tax liability and corresponding reduction in share capital at the earlier of the renunciation date or the balance sheet date following the flow through share offering provided management had reasonable expectation of completing the expenditures. This practice has now been changed whereby the future income tax liability is recognized at the balance sheet date following the filing of the renunciations, provided management has a reasonable expectation of completing the expenditures. The Company has taken the same approach to account for flow-through shares in prior periods.

As a result, the future income liability for 2005 has been decreased and share capital increased by $3.5 million from amounts previously recorded in 2005. These amounts have now been recognized in 2006.

New Gold Inc.

(An Exploration Stage Company)

Management’s Discussion and Analysis

September 30, 2006

b)

The Company previously valued the two million shares issued between July 2000 and August 2005 to purchase the Afton mineral claims at the price of the shares on the day the agreement was signed. This practice has been changed to value these payments at the fair market value of the shares at each issuance based upon the previous 5 day weighted average price.

As a result, mineral properties and share capital have been increased by $11.8 million as at December 31, 2005. Future income tax liabilities have been adjusted to reflect the increase in temporary differences created as a result of the difference between the tax and book value of the option payment and the resultant amounts have been capitalized to mineral properties. As a result, mineral properties and future income tax liabilities have increased by $6.5 million at December 31, 2005.

The Company’s policy is to recognize income tax rate changes in the Statement of Operations in the period they are substantively enacted.

c)

The Company previously expensed all of its stock-based compensation to the Statement of Operations. In accordance with the revised accounting treatment a reduction in the stock-based compensation expense of $139,188 in the first quarter and $164,129 for the second quarter of 2006 has been made related to employees who work directly on the Company’s mineral properties has been increased by corresponding amounts.

d)

During prior periods the Company incorrectly calculated the weighted average number of shares. The only reporting period where the loss per share calculation differed is the first quarter of 2006 where the previously reported loss was $0.06 per share when it should have been $0.07. As a result the reported amount for loss per share for that period has been restated as have the reported weighted average per share amounts for all interim periods.

This MD&A reflects all amounts as restated to address the items discussed above.

BUSINESS OVERVIEW

Afton Copper-Gold Project

New Gold Inc. (“New Gold” or the “Company”) is a Canadian based resource company engaged in the exploration and development of base and precious metals properties.  The current principle area of focus is the New Afton copper/gold project (“Project”) located in Kamloops, British Columbia.

During the third quarter of 2006, the Company continued to progress its efforts towards completion of the feasibility study on the Project while also continuing with its exploration efforts. In the comparative quarter in 2005, the primary focus was directed towards the underground exploration decline development which reached its initial planned depth to 1,919 metres as well progressing on the in-fill drill program on the Project resource. The Project feasibility study remains planned for completion late in the fourth quarter.

New Gold Inc.

(An Exploration Stage Company)

Management’s Discussion and Analysis

September 30, 2006

The Company announced on September 21, 2006 that it had completed a new resource update compliant with National Instrument 43-101. The resource was independently estimated by qualified person David W. Rennie, P.Eng., of Scott Wilson Roscoe Postle Associates Inc., and is available on the Company’s website for review. In addition, the Company confirmed that the technical mining review had concluded that the mineralization at New Afton would be most effectively mined using a combination of caving techniques, predominantly block caving, with some sublevel caving.

The principal remaining areas of focus for completion of the feasibility study are: finalizing capital and operating costs; completing metallurgical testwork to determine metal recoveries in each of the 3 zones of mineralization, and the resulting grade and composition of the concentrates produced from each of the zones including penalty elements; detailed engineering of all aspects of both surface and underground infrastructure; calculation of reserves; completion of an economic model; and permitting.

The Company also announced during the quarter that it had retained Barclays Capital as its Lead Arranger for the debt facility. Barclays efforts will focus on determining the level of debt which could be supported by the project including independent technical review, the extent of metal price protection which might be required to secure such financing and a syndication strategy for placing the debt. At this point in time, Barclays has not made a commitment to finance the project and will not be able to do so until the feasibility study is completed.

Afton and Ajax Exploration Properties

During the third quarter of 2006 the Company completed 2,258 metres of underground drilling at Afton, 2,871metres of deep surface drilling at Afton. In addition, the Company drilled 3,907 metres of geo-technical drilling required to gain additional understanding required for the feasibility study.

The Company continued its exploration program for 2006 with drilling activities focused during the quarter on the existing resource and the new “C-zone” mineralization target identified and announced in May 2006. The C-zone is located at depth at New Afton.

SELECTED QUARTERLY INFORMATION (UNAUDITED)

The results of operations summarized in the following tables have been prepared in accordance with GAAP:

New Gold Inc.

(An Exploration Stage Company)

Management’s Discussion and Analysis

September 30, 2006

$Cdn	2006 3rd Quarter	2006 2nd Quarter (Restated(1))	2006 1st Quarter (Restated(1))	2005 4th Quarter (Restated(1))

Statements of Operation and Deficit
Loss	$ 750,064	$ 60,550	$ 1,318,415	$ 1,231,587
Loss per share	0.03	0.00	0.07	0.08

Balance Sheets
Working Capital (2)	71,442,463	76,459,688	80,307,904	14,814,376
Total Assets	131,040,139	130,531,154	130,223,043	61,631,182

Statements of Cash Flows
Payments for mineral properties exploration costs	4,543,568	5,441,823	4,775,593	3,154,268
Cash flow from (used for) financing activities	537,200	(25,720,622)	70,563,173	6,944,830

$Cdn	2005 3rd Quarter (Restated(1))	2005 2nd Quarter (Restated(1))	2005 1st Quarter (Restated(1))	2004 4th Quarter (Restated(1))

Statements of Operation and Deficit
Loss	$ 140,125	$ 662,113	$ 825,121	$ 1,115,097
Loss per share	0.01	0.05	0.06	0.08

Balance Sheets
Working Capital (2)	13,099,254	17,784,732	20,566,933	24,166,554
Total Assets	53,127,807	53,270,566	49,923,380	50,079,229

Statements of Cash Flows
Payments for mineral claim interest and exploration costs	4,422,861	4,252,999	3,080,817	1,699,439
Cash flow from (used for) financing activities	(5,668)	2,967,941	(5,667)	169,323

(1)

see amendments section on pages 1 and 2

(2)

see Non-GAAP measure of working capital

Comparative Periods

During the third quarter of 2006, the Company invested approximately $4.5 million on its mineral properties as compared to $4.4 million in the comparative quarter in 2005. During the current quarter the Company spent $0.9 million on underground exploration and support, $2.2 million on the feasibility study and $1.0 million on the surface exploration programs primarily related to the

New Gold Inc.

(An Exploration Stage Company)

Management’s Discussion and Analysis

September 30, 2006

Afton deep target program. This compares to spending $3.2 million on tunneling and decline development in 2005 and $0.8 million on in-fill drilling and related assaying costs at the Afton Project. The remainder of the comparative quarter costs was spent on surface exploration and project overheads.

For the year to date period for 2006, the Company invested approximately $14.8 million on its mineral properties as compared to $11.8 million in the comparative period in 2005, for an increase of $3.0 million. The increase is primarily the result of changing the focus to the feasibility study and spending $3.9 million as well as $7.1 million on exploration costs primarily related to the underground program while also incurring $2.3 million in final payments related to the tunneling activity conducted in 2005 but paid in 2006. This compares to spending $8.8 million on tunneling and decline development in 2005 and $2.0 million primarily on in-fill drilling related assaying costs at the Afton Project. The remainder of the comparative quarter costs was spent on surface exploration and project overheads.

For the quarter, the Company incurred a loss of $0.8 million or $0.03 per share as compared to a loss of $0.1 million or $0.01 per share in the prior comparative three month period. The primary reason for the increase is an additional $0.8 million in stock-based compensation being incurred in the 2006 period and in 2005 there was a tax recovery in the amount of $0.3 million realized as a result of a reduction in tax rates which did not occur in the same period in 2006. These amounts were offset by realizing $0.7 million in higher interest income as a result of higher cash balances and interest rates.

For the year to date, the Company incurred a loss of $2.1million or $0.10 per share as compared to a loss of $1.6 million or $0.11 per share in the prior comparative nine months. The primary reason for the increase is a result of an additional $1.3 million in stock-based compensation charges related to option awards in 2006, which is included with wages and benefit costs, plus higher professional fees in the amount of $0.4 million as a result of increased legal costs. In addition, there were minor increases in travel, wages and benefits, prior to stock-based compensation, and administration totaling $0.5 million. The increased costs have been offset by the realization of an additional $1.6 million in interest income generated as a result of the financing conducted in February 2006.

Previous Eight Quarters

Over the eight preceding quarters, the following significant events have occurred which has impacted the trends over that period:

•

In February 2006 the Company raised $75 million from the issuance of units comprised of one share with a half warrant attached (see Liquidity and Capital Resources)

•

The Company commenced development of an underground decline in the fourth quarter of 2004 which started the process for underground in-fill drilling during 2005 and into early 2006 on the existing resource at Afton. The higher confidence gained on the resource enabled the Company to commence a feasibility study which started in December 2005 and is expected to be completed by the end of 2006.

New Gold Inc.

(An Exploration Stage Company)

Management’s Discussion and Analysis

September 30, 2006

•

As a result of the increased activities in the Company since the beginning of 2005, the Company has expanded the management and operational teams to correlate with the increased activities within the Company

•

The Company’s management and project team continues to expand as the Company moves towards its goal of developing the Afton project. As a result of the increase in personnel, which commenced in the fourth quarter of 2004, the number of option grants over the eight quarter period has been numerous as well as staggered depending upon new hires have occurred.

•

During the second quarter of 2006 the Company invested its surplus in cash in greater than three month investments resulting in a use of cash in the amount $26.2 million.

LIQUIDITY & CAPITAL RESOURCES

As at September 30, 2006, the Company had working capital of $71.4 million versus $14.8 million as at December 31, 2005. During the first quarter of 2006 the Company completed, by way of a short form prospectus, an offering of 8,334,000 units priced at $9.00 per unit for gross cash proceeds of $75 million.  Each unit consisted of one common share and one-half of a share purchase warrant.  Each whole warrant will be exercisable to purchase one common share at a price of $12.00 per share until February 28, 2008.  In addition, the Company has realized $1.1 million in cash proceeds from the exercise of 158,000 stock options during the first nine months of the year.

The Company’s current working capital level is sufficient to meet its presently planned funding requirements for this stage of the Project up to the end of 2006.

Related Party Transactions (Unaudited)

During the period ended September 30, 2006, the following related party transactions occurred:

	2006	2005 Restated
For wages and consulting services charged by a related person of a Director	-	72,000

For 100,000 shares issued in payment for the Afton mineral claim interest option agreement to a Director of the Company	-	537,000

    Subsequent to December 31, 2005, the services provided ceased to be a related party.

New Accounting Policies

During 2006 the Company adopted the following policy for short-term investments.

Short-term investments are highly liquid investments including Canadian and U.S. dollar investments in treasury bills, Banker’s Acceptances, bank bearer deposit notes, bank term

New Gold Inc.

(An Exploration Stage Company)

Management’s Discussion and Analysis

September 30, 2006

investments and asset backed securities with maturities at the date of purchase of more than three months and less than a year. Short-term investments are stated at the lower of cost and net realizable value.

Critical Accounting Estimates

The Company has not yet determined whether the Project or the Ajax property contains economically recoverable reserves.  The recoverability of the $56.2 million project carrying value at September 30, 2006 is dependent upon the ultimate confirmation of economically recoverable reserves, the ability of the Company to obtain necessary permits, financing to complete the development and future profitable production there from or alternatively upon the Company’s ability to dispose of its interests in the license on an advantageous basis.  Changes in future conditions could require material write-downs of the Project.

Commitments and Contingent Liabilities

a)

Under the terms of the Option agreements to acquire the mineral properties for the Afton Mineral Claims, the optionors retained a 10% net profit royalty which can be purchased on or before December 1, 2010 for $2,000,000 in cash or shares of the Company.

b)

As at September 30, 2006 the Company has approximately $1.5 million remaining to spend under contractual arrangements related to the feasibility study.

c)

In February 2006, the Company completed an arm’s length agreement with the owner (“optionor”) of one mineral claim, located in the Kamloops Mining Division and contiguous to the Company’s Ajax Property, to explore the property. As a result, the Company paid $15,000 for the exclusive rights to explore this property for one year.  The exclusive exploration rights may be extended by making payments of, respectively, $15,000 and $50,000 for successive one year periods to February 24th in each of the years 2007 and 2008.  The Company may at any time during the option period purchase the property by paying $100,000 and reserving to the optionor  a 1.5% net smelter return royalty on production from the property. In the event the Company acquires the property, it holds the sole right, prior to production commencing, to purchase the 1.5% net smelter return royalty for $100,000 per one-fifteenth (1/15th) of the royalty being purchased. All payments subsequent to the initial $15,000 are payable in cash or equivalent value in shares of New Gold at the optionor’s discretion.  The Company received transfer of title, which will be retransferred if the Company does not exercise the purchase option.

d)

The Company is committed to an operating lease for office premise rentals in the aggregate of $124,961.

Non-GAAP Measure of Working Capital

The working capital item is furnished to provide additional information and is not a generally accepted accounting principle (GAAP) measure.  This measurement should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP.

New Gold Inc.

(An Exploration Stage Company)

Management’s Discussion and Analysis

September 30, 2006

This information is intended to provide investors with information about the Company's liquidity; the Company issues this information for the same purpose.

OTHER

During the quarter the Company changed its auditors to PricewaterhouseCoopers LLP from De Visser Gray Chartered Accountants.

2006 OUTLOOK

The Company continues to follow its previously stated priorities for 2006 focusing on the Afton Project, including the feasibility study completion, permitting, early development opportunities and financing, as well as on the overall exploration effort.

Successful development of the Afton Project is the key to the Company’s success and if the Board of Directors approves the feasibility study presently being undertaken, significant activities could occur in 2007 which would have the effect of shifting the Company’s focus from that of an exploration company to a development one. Managements’ efforts in 2007 would therefore likely change and be directed at the key areas related to the ultimate development of the Project:

Remainder of 2006 and early 2007

Feasibility study completion– the Company is working with a group of engineering companies to complete a high accuracy study to determine the operating and economic parameters to enable the Company to make a decision on whether to develop the project. The study is expected to be completed by the end of the year and should be published early in 2007.

Permitting – the Company anticipates submitting the application for a mining permit shortly. As the site has been previously mined management believes and the regulations support a more direct process for permitting which is expected to take less time to receive approval.

Early Development Opportunities– with the current environment of high copper and gold prices, management is looking at opportunities to accelerate the development timeline should a decision to construct be made in early 2007. This may involve the Company engaging in development activities prior to the finalization of the feasibility study such as the ordering of long lead-time capital assets or the commencement of underground development. These items would be financed from the Company’s existing cash position.

Financing – as previously reported, the Company has engaged a Lead Arranger to assist in developing a project debt facility. At present, the work is focused on technical due diligence and will accelerate once the feasibility study economic model is nearing completion. Depending on the final capital costs, metal price assumptions and production profile, the Company may also have to consider alternative financing strategies in conjunction with or as alternatives to a debt facility.

New Gold Inc.

(An Exploration Stage Company)

Management’s Discussion and Analysis

September 30, 2006

As noted above, following the results of the Afton feasibility study, the Company may be required to enter into a number of contractual commitments related to such areas as underground development, surface and plant engineering and construction, contracts with smelters to enable smelting of the copper/gold concentrate and financing beyond the Company’s current working capital position at September 30, 2006 of $71.4 million. The planning for these areas is progressing in parallel with the feasibility study so that the least amount of time is lost between making a construction decision and commencing the work.

In addition the Company continues to assess its exploration opportunities on the Afton, Ajax and optioned Magnum property. At Afton, the major focus centres on the deep mineralization identified near the current Afton resource. At the Ajax property, the Company is in the process of evaluating the data compiled to date on the area to assess what strategy is best suited for following in the future.

As at November 9, 2006, the Company’s outstanding capital was:

Common shares	24,124,717
Warrants	4,167,000
Common stock options	2,277,000

Forward-Looking Statement

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is, in addition, based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the feasibility study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the Afton project within the timetable to be established by the

New Gold Inc.

(An Exploration Stage Company)

Management’s Discussion and Analysis

September 30, 2006

feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. The Company does not intend to and assumes no obligations to up-date forward-looking statements and information.

US Investors Should Note

The U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “resources” that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings. Investors are cautioned not to assume that any part or all of the mineral deposits in a “resource” category will ever be converted into reserves.